Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-145845 July 2, 2010

Barclays Bank PLC Return Optimization Securities with Contingent Protection Linked to the Dow Jones-UBS Commodity IndexSM due July 31, 2013

Investment Description

Return Optimization Securities with Contingent Protection (the “Securities”) are direct, unconditional, unsecured and unsubordinated debt securities issued by Barclays Bank PLC (the “Issuer”) with returns linked to the performance of the Dow Jones–UBS Commodity IndexSM (the “Index”). The Securities are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 1.5 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -30% (inclusive), at maturity you will receive your principal. If the Index Return is below -30%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below 0%. Accordingly, if the Index declines by more than 30% over the term of your Securities, closing below the Trigger Level on the Final Valuation Date, you may lose up to 100% of your principal. The contingent protection feature applies only if the Securities are held to maturity. Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of the Issuer and is not, either directly or indirectly, an obligation of any third party.

Features

❑

Core Investment Opportunity: At maturity, the Securities enhance any positive returns of the Index up to the Maximum Gain while providing a contingent initial cushion from declines in the Index up to the Trigger Level. In moderate-return environments, this strategy provides an opportunity to outperform investments that track the performance of the Index.

❑

Contingent Protection of Principal: At maturity, you may be entitled to receive a cash payment equal to your principal, under the certain limited circumstances described in this free writing prospectus, even if the Index declines over the term of the Securities. Contingent protection only applies if the Securities are held to maturity and is subject to the creditworthiness of Barclays Bank PLC.

Key Dates[1]

Trade Date:	July 27, 2010
Settlement Date:	July 30, 2010
Final Valuation Date[2]:	July 26, 2013
Maturity Date[2]:	July 31, 2013

[1]

Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the prospectus supplement.

Security Offering

We are offering Return Optimization Securities with Contingent Protection linked to the Dow Jones–UBS Commodity IndexSM (the “Index”). The return on the Securities is subject to, and will not exceed, the predetermined Maximum Gain nor the corresponding maximum payment at maturity per $10.00 Security, both of which are listed below. The actual Maximum Gain and maximum payment at maturity for the Securities will be set on the Trade Date. The Securities are offered at a minimum investment of $1,000.

Offering	Index Symbol[l]	Maximum Gain[2]	Maximum Payment at Maturity per $10 Security[2]	Trigger Level[3]	Multiplier	CUSIP	ISIN
Securities linked to the Dow Jones–UBS Commodity IndexSM	DJUBS	40.00% to 47.50%	$14.00 to $14.75	• (70% of the Index Starting Level)	1.5	06740H260	US06740H2601

[1]	Bloomberg L.P.
[2]	Actual Maximum Gain will be determined on the Trade Date.
[3]	The actual Trigger Level will be determined on the Trade Date.

See “Additional Information about Barclays Bank PLC and the Securities” on page FWP-2 of this free writing prospectus. The Securities will have the terms specified in the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, the index supplement dated March  1, 2010 and this free writing prospectus. See “Key Risks” on page FWP-6 of this free writing prospectus and “Risk Factors” beginning on page S-5 of prospectus supplement and “Risk Factors” beginning on page IS-2 of the index supplement for risks related to investing in the Securities.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, the index supplement dated March 1, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Securities constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Security	$10.00	$0.25	$9.75
Total	$[•]	$[•]	$[•]

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Securities

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 and the index supplement dated March 1, 2010 relating to our Global Medium-Term Securities, Series A, of which these Securities are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

♦	Prospectus supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

♦	Index supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043717/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Securities” refers to the Return Optimization Securities with Contingent Protection Linked to the Dow Jones–UBS Commodity IndexSM that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Securities may be suitable for you if:

♦

You seek an investment with an enhanced return linked to the potential positive performance of the Index, and you believe the Index will increase moderately over the term of the Securities—meaning that such an increase is unlikely to exceed the Maximum Gain at maturity.

♦

You are willing and able to lose up to 100% of your principal amount if the Index declines by more than 30% over the term of the Securities, closing below the Trigger Level on the Final Valuation Date.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the Securities to maturity, a term of 3 years.

♦	You are willing to invest in securities for which there may be little or no secondary market.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You do not believe the Index will increase over the term of the Securities, or you believe the Index will increase (when multiplied by the Multiplier) by more than the Maximum Gain at maturity.

♦

You are unwilling to make an investment that is fully exposed to the downside performance risk of the Index if the Index declines by more than -30% over the term of the Securities, closing below the Trigger Level on the Final Valuation Date.

♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

♦	You seek current income from this investment.

♦	You are unwilling or unable to hold the Securities to maturity, a term of 3 years.

♦	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the Securities.

♦	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the ‘Key Risks’ beginning on page FWP-6 of this free writing prospectus for risks related to an investment in the Securities.

FWP-2

Indicative Terms1

Issuer:	Barclays Bank PLC (Rated: AA-/Aa3)[2]
Issue Price:	$10.00 per Security
Term:	3 years
Reference Asset:[3]	Dow Jones–UBS Commodity IndexSM (the “Index”)
Payment at Maturity (per $10.00)

If the Index Return is positive and the product of the Index Return and the Multiplier is equal to or greater than the Maximum Gain, you will receive:

$10.00 + ($10.00 × Maximum Gain)

If the Index Return is positive and the product of the Index Return and the Multiplier is less than the Maximum Gain, you will receive:

$10.00 + ($10.00 × Multiplier × Index Return)

If the Index Return is between 0% and -30% (inclusive), you will receive a cash payment of $10.00.

If the Index Return is less than -30%, you will lose 1% of your initial investment (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below 0%:

$10.00 + ($10.00 × Index Return)

Accordingly, if the Index has declined by more than 30% at the time of maturity of your Securities, you may lose up to 100% of your initial investment.

Multiplier	1.5
Maximum Gain	40.00% to 47.50% (the actual Maximum Gain will be determined on the Trade Date)
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date.
Index Ending Level	The closing level of the Index on the Final Valuation Date.
Trigger Level[4]	70% of the Index Starting Level (the actual Trigger Level will be determined on the Trade Date).

Determining Payment at Maturity

If the Index Return is less than -30% you will lose 1% (or a fraction thereof) on your initial investment for every 1% (or fraction thereof) the Index Return is below 0%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + ($10.00 × Index Return)

As such, you could lose up to 100% of your initial investment depending on how much the Index declines over the term of the Securities.

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Securities are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Securities, with variable principal payments linked to commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Securities, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

[3]

For a description of adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

[4]

Contingent protection is provided by Barclays Bank PLC and therefore, is dependent on the ability of Barclays Bank PLC to satisfy its obligations when they come due and is not, either directly or indirectly, an obligation of any third party.

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Hypothetical Return Table and Examples at Maturity

The examples and tables below illustrate the payment at maturity for a $10.00 Security on a hypothetical offering of Securities, with the following assumptions:*

Term:	3 years
Hypothetical Index Starting Level:	124.2283
Hypothetical Trigger Level:	86.9598 (70% of the Index Starting Level)
Maximum Gain:	43.75% (the midpoint of the range)
Multiplier:	1.5

*	The actual Maximum Gain, Index Starting Level and Trigger Level will be determined on the Trade Date.

Index Ending Level	Index Return*	Payment at Maturity	Securities Total Return at Maturity
248.4566	100.00%	$14.38	43.75%
236.0338	90.00%	$14.38	43.75%
223.6109	80.00%	$14.38	43.75%
211.1881	70.00%	$14.38	43.75%
198.7653	60.00%	$14.38	43.75%
186.3425	50.00%	$14.38	43.75%
173.9196	40.00%	$14.38	43.75%
161.4968	30.00%	$14.38	43.75%
160.4657	29.17%	$14.38	43.75%
149.0740	20.00%	$13.00	30.00%
136.6511	10.00%	$11.50	15.00%
124.2283	0.00%	$10.00	0.00%
111.8055	-10.00%	$10.00	0.00%
99.3826	-20.00%	$10.00	0.00%
93.1712	-25.00%	$10.00	0.00%
86.9598	-30.00%	$10.00	0.00%
74.5370	-40.00%	$6.00	-40.00%
62.1142	-50.00%	$5.00	-50.00%
49.6913	-60.00%	$4.00	-60.00%
37.2685	-70.00%	$3.00	-70.00%
24.8457	-80.00%	$2.00	-80.00%
12.4228	-90.00%	$1.00	-90.00%
0.0000	-100.00%	$0.00	-100.00%

*.	The Index Return excludes any cash dividend payments.

Example 1 – On the Final Valuation Date, the Index closes 10% above the Index Starting Level, resulting in an Index Return of 10.00%. Because the Index Return of 10.00% multiplied by 1.5 does not exceed the Maximum Gain of 43.75%, the investor receives a payment at maturity of $11.50 per $10.00 principal amount Security, calculated as follows:

$10.00 + ($10.00 x 1.5 x 10.00%) = $10.00 + $1.50 = $11.50

Example 2 – On the Final Valuation Date, the Index closes 50% above the Index Starting Level, resulting in an Index Return of 50%. Because 1.5 multiplied by the Index Return of 50% is greater than the Maximum Gain of 43.75%, the investor receives a payment at maturity of $14.38 per $10.00 principal amount per Security, the maximum payment at maturity.

Example 3 – On the Final Valuation Date, the Index closes 20% below the Index Starting Level, resulting in an Index Return of -20%. Because the Index Return is greater than -30%, with the Index closing above the Trigger Level on the Final Valuation Date, the investor receives a payment at maturity of $10.00 per $10.00 principal amount per Security.

Example 4 – On the Final Valuation Date, the Index closes 40% below the Index Starting Level, resulting in an Index Return of -40%. Because the Index Return is less than -30%, with the Index closing below the Trigger Level on the Final Valuation Date, the investor is fully exposed to declines in the Index and receives a payment at maturity of $6.00 per $10.00 principal amount Security, calculated as follows:

$10.00 + ($10.00 x -40%) = $6.00

Accordingly, if the Index closes below the Trigger Level on the Final Valuation Date, you may lose up to 100% of your initial investment.

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What are the tax consequences of the Securities?

Some of the tax consequences of your investment in the Securities are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Securities as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Securities are uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different than described below. Pursuant to the terms of the Securities, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid cash-settled executory contract with respect to the Index. If your Securities are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss should generally be long-term capital gain or loss if you have held your Securities for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described above. This opinion assumes that the description of the terms of the Securities in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Securities, possibly with retroactive effect. Other alternative treatments for your Securities may also be possible under current law. For example, it is possible that the Securities could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Securities are so treated, you would be required to accrue interest income over the term of your Securities and you would recognize gain or loss upon the sale or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. Any gain you recognize upon the sale or maturity of your Securities would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Securities, and thereafter would be capital loss.

In addition, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Securities or a portion of your Securities. If Section 1256 were to apply to your Securities, gain or loss recognized with respect to your Securities (or the relevant portion of your Securities) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Securities. You would also be required to mark your Securities (or a portion of your Securities) to market at the end of each year (i.e., recognize gain or loss as if the Securities or the relevant portion of the Securities had been sold for fair market value). Additionally, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls. It is also possible that the Internal Revenue Service could assert that your Securities should be treated as partially giving rise to “collectibles” gain or loss if you have held your Securities for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Securities is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Securities as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Securities. For additional, important considerations related to tax risks associated with investing in the Securities, you should also examine the discussion in “Key Risks—Taxes”, in this free writing prospectus.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” includes any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include the Securities), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Securities.

For taxable years beginning after December 31, 2012, a U.S. person that is an individual, estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its net gains from the sale or maturity of the Securities, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Securities.

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Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Index. Some of the risks that apply to an investment in the Securities offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Securities in light of your particular circumstances.

♦

At Maturity You Risk Losing Some Or All Of Your Principal—If the Index closes below the Trigger Level, resulting in an Index Return of less than -30%, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Index Return is less than 0%. Accordingly, if the level of the Index has declined by more than 30% over the term of the Securities, you risk losing 100% of your principal.

♦

Contingent Protection only if You Hold the Securities to Maturity—You will be entitled to receive at least the principal amount of your Securities under the certain limited circumstances described in this free writing prospectus only if you hold your Securities to maturity. The market value of the Securities may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Securities in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your Securities sold. You should be willing to hold your Securities to maturity.

♦

Your Maximum Gain on the Securities Is Limited to the Maximum Gain—If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount of Securities you will receive at maturity $10 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Gain, which will be set on the Trade Date and will not be less than 40.00%.

♦

You Will Not Receive Interest Payments or Have Rights in the Exchange-Traded Futures Contracts Comprising the Index.—You will not have rights that investors in the components of the Index may have. Your Securities will be paid in cash, and you will have no right to receive delivery of any index components or commodities underlying the index components.

♦

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity—While the payment at maturity for the offered Securities described in this free writing prospectus is based on the full principal amount of the Securities, the original issue price of the Securities includes the agents’ commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Barclays Bank PLC or its affiliates will be willing to purchase the Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Securities. We and other of our affiliates may act as a principal, agent or dealer in connection with the Securities. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Securities and such compensation may serve as an incentive to sell these Securities instead of other investments. We will pay compensation of $0.25 per Security to the principals, agents and dealers in connection with the distribution of the Securities.

♦

Limited Liquidity—The Securities will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Securities.

♦

Credit of Issuer—The Securities are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Securities and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦

Taxes—The U.S. federal income tax treatment of the Securities is uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Securities even though you will not receive any payments with respect to the Securities until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Securities could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Securities.

♦

Potentially Inconsistent Research, Opinions or Recommendations by Barclays, UBS Financial Services Inc. or Their Respective Affiliates—Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Securities and the Index.

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♦

Potential Barclays Bank PLC Impact on Price—Trading or transactions by Barclays Bank PLC or its affiliates in the contracts relating to the Index or the index components may adversely affect the market value of the contracts relating to the Index, the index components, the level of the Index, and, therefore, the market value of the Securities.

♦

Many Economic and Market Factors Will Affect the Value of the Securities—In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time to maturity of the Securities;

♦	interest and yield rates in the market generally;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the Securities; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

As Index Sponsor, UBS AG, an affiliate of UBS Financial Services Inc., Will Have the Authority to Make Determinations That Could Materially Affect Your Securities in Various Ways and Create Conflicts of Interest—UBS AG, an affiliate of UBS Financial Services Inc., is a sponsor of the Index (an “Index Sponsor”). The Index Sponsor is responsible for the composition, calculation and maintenance of the Index, including additions, deletions and the weightings of the components of the Index, all of which could affect the value of the Index and, therefore, could adversely affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. As more particularly discussed in “Dow Jones-UBS Commodity IndexSM ” in the Index Supplement, the Index Sponsor also has the discretion in a number of circumstances to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may further adversely affect the value of the Securities.

Due to the role played by UBS AG, as Index Sponsor, and the exercise of the kinds of discretion described above and in “Dow Jones-UBS Commodity IndexSM” UBS Financial Services Inc, as distributor of the Securities, may have a significant conflicts of interest in light of the fact that it is an affiliate of UBS AG. The Index Sponsor has no obligation at any time to take into consideration your needs as holder of the Securities.

♦

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Securities—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index, therefore, the value of the Securities.

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Lack of Regulation of the Securities Linked to the Index—The net proceeds to be received by us from the sale of Securities relating to one or more of the Index will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the Securities thus does not constitute either an investment in futures contracts, options on futures contracts or in a collective investment vehicle that trades in these futures contracts (i.e., the Securities will not constitute a direct or indirect investment by you in futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the “CFTC”. We are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the Securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the Securities will not be interests in a commodity pool, the Securities will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who invest in regulated commodity pools.

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Future Prices of the Components of the Index That are Different Relative to Their Current Prices May Result in a Lower Level for the Index on the Final Valuation Date—The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the Index have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the Index and, accordingly, and the payment you receive at maturity.

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The Index May in the Future Include Contracts That Are Not Traded on Regulated Futures Exchanges.—The Index is currently based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). However, the Index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated U.S. futures exchanges, or similar statutes and regulations that govern trading on regulated U.K. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, may be subject to certain risks not presented by U.S. or U.K. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

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Prices of Commodities are Highly Volatile and May Change Unpredictably—Commodities prices are highly volatile and, in many sectors, experienced in the months following September 2008 unprecedented historical volatility. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Index or its components and, as a result, the market value of the Securities, and the amount you will receive at maturity.

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UBS May Be Required to Replace a Designated Contract if the Existing Futures Contract is Terminated or Replaced—A futures contract known as a “designated contract” has been selected as the reference contract for each of the physical commodities underlying the components of the Index. Data concerning this designated contract will be used to calculate the Index. If a designated contract were to be terminated or replaced in accordance with the rules described under the Dow Jones-UBS Commodity Index Handbook, a comparable futures contract would be selected by the Supervisory Committee, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the level of the Index.

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Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Index, and Therefore the Value of the Securities—The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that may change in the United States and, in some cases, in other countries. For example, the United States Congress is currently considering legislation and legislation was passed by the House of Representatives in December 2009 and by the Senate in May 2010, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. There are significant differences between the legislation passed by the House and the Senate, and those differences will need to be reconciled before actual changes in law can be enacted. In addition, the legislation would require the CFTC to adopt rules on a variety of issues and many provisions of the legislation could not become effective until such rules are adopted.

Among other things, the legislation would require that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and would require registration of, and impose regulations on, swap dealers and major swap participants. The legislation would also require the CFTC to apply existing rules, or modify its application of such rules, with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” or “legitimate” hedging purposes, as defined in the proposed legislation. Under certain of the legislative proposals, the CFTC would also have the authority to impose limits on the over-the-counter positions. In addition, the CFTC recently issued proposed rules that, if adopted in the form proposed, would establish “hard” position limits on futures on energy commodities and would restrict the availability of hedge exemptions. The proposal requested comments from the public over a 90 day period that ended in April 2010. It is unclear whether the proposed rules will be adopted, and whether they will be modified prior to their adoption. The adoption of the proposed rules by the CFTC, or legislative action by the Congress, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts. Any such limitations could restrict or prevent our ability to hedge our obligations under the Securities. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts that underlie the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the Securities and the amounts payable on the Securities at maturity. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, over-the-counter transactions, could reduce trading in the over-the-counter market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices.

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Dow Jones–UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Index”) is calculated and published by Dow Jones in conjunction with UBS. The DJ-UBS Index is a proprietary index that is designed to be a benchmark for commodities as an asset class. It is composed of futures contracts on physical commodities and is intended to reflect the returns that are potentially available through (1) an unleveraged investment in those contracts plus (2) the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The DJ-UBS Index is composed of the prices of nineteen exchange-traded futures contracts on physical commodities The 19 commodities included in the DJ-UBS Index for 2010 are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

The DJ-UBS Index is reported by Bloomberg under the ticker symbol “DJUBS <Index>“.

The information on the DJ-UBS Index provided in this free writing prospectus should be read together with the discussion under the heading “Non-Proprietary Indices—Commodity Indices—Dow Jones-UBS Commodity IndexSM” in the index supplement.

*According to publicly available information, as of March 18, 2010, CME Group Inc. (Nasdaq: CME) and Dow Jones & Company announced the launch of the new joint venture company, CME Group Index Services LLC. CME Group Inc. has a 90 percent ownership interest and Dow Jones & Company has a 10 percent ownership interest in the new company.

CME Group Index Services LLC will be responsible for calculating the DJ-UBS Index. More information relating to the joint venture will be available publicly at a later date.

Historical Information

The following graph sets forth the historical performance of the DJ-UBS Index based on the weekly closing levels of the DJ-UBS Index from April 4, 1997 through June 29, 2010. The closing level of the DJ-UBS Index on June 29, 2010 was 124.2283.

We obtained the closing levels of the DJ-UBS Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the DJ-UBS Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Final Valuation Date. We cannot give you assurance that the performance of the DJ-UBS Index will result in the return of any of your initial investment.

Dow Jones-UBS Commodity IndexSM Historical Performance

April 4, 1997 – June 29, 2010

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Securities. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Securities that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Securities.

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